Exhibit 99.1

SciSparc Announces Corporate Restructuring plan

SciSparc will examine the possibility of a public listing for its pharmaceutical activity while retaining a controlling interest

TEL AVIV, Israel, Jan. 25, 2023 (GLOBE NEWSWIRE) -- SciSparc Ltd. (Nasdaq: SPRC) (“Company” or “SciSparc”), a specialty clinical-stage pharmaceutical company focusing on the development of therapies to treat disorders of the central nervous system, announced today that its board of directors has resolved on pursuing a restructuring plan which involves transferring its pharmaceutical activities to a new wholly owned subsidiary.

As part of the plan, SciSparc will examine the possibility of listing this new subsidiary on a leading stock exchange, while maintaining its control interest. The reorganized structure will allow the Company to continue to control its current activities.

In addition, the Company will explore other potential new opportunities, activities and investments in a variety of sectors.

This press release is not an offer of securities for sale in the United States or any other jurisdiction. Securities may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the issuer or the selling security holder which will contain detailed information about the issuer, its management as well as financial statements.

About SciSparc Ltd. (Nasdaq: SPRC):

SciSparc Ltd. is a specialty clinical-stage pharmaceutical company led by an experienced team of senior executives and scientists. SciSparc’s focus is on creating and enhancing a portfolio of technologies and assets based on cannabinoid pharmaceuticals. With this focus, the Company is currently engaged in the following drug development programs based on THC and/or non-psychoactive cannabidiol (CBD): SCI-110 for the treatment of Tourette Syndrome, for the treatment of Alzheimer’s disease and agitation; SCI-160 for the treatment of pain; and SCI-210 for the treatment of autism spectrum disorder and status epilepticus.

Forward-Looking Statements:

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, SciSparc is using forward-looking statements when it discusses its restructuring plan which involves transferring its pharmaceutical activities to a new wholly owned subsidiary; the possible stock exchange listing of such subsidiary; the Company’s plan to retain a controlling interest in its pharmaceutical activities; and exploring other potential new opportunities, activities and investments. Because such statements deal with future events and are based on SciSparc’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of SciSparc could differ materially from those described in or implied by the statements in this press release. The forward- looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in SciSparc’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 28, 2022, and in subsequent filings with the SEC. Except as otherwise required by law, SciSparc disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date they were made, whether as a result of new information, future events or circumstances or otherwise.

Investor Contact:
IR@scisparc.com
Tel: +972-3-6167055